Exhibit 5

APPLICATION

FOR A GROUP VARIABLE DEFERRED ANNUITY CONTRACT

Group Master Policy Number: GA-001

Proposed Owner: Prudential Retirement Insurance and Annuity Company Trust

Trustee: Wells Fargo Bank, N.A., Trustee for Prudential Retirement Insurance and Annuity Company Trust

State: Iowa

Description of the Eligible Group:

Individuals exercising a contractual conversion privilege under a Prudential Retirement Insurance and Annuity Company group annuity funding an employment based retirement plan, who purchase this annuity in connection with a direct rollover of assets to a custodial account established as an individual retirement account (“IRA”). The annuity may be issued to the custodian of the IRA, although a certificate may also be furnished to the individual for whose benefit the IRA is established.

Features of the Group Annuity:

The following is a description of certain of the main features of the group annuity. The features described below are not all-inclusive. Please refer to the group certificate for additional details.

CONTINGENT DEFERRED SALES CHARGE:

Currently none. A contingent deferred sales charge may be implemented at a later time.

TRANSFER FEE:

Currently none. We reserve the right to increase the transfer fee, but it will not exceed $30 per transfer after the twelfth in any annuity year

MAINTENANCE FEE:

Currently $100 per annuity year. We reserve the right to: (1) increase the maintenance fee, but it will not exceed $150 per annuity year, and (2) establish and change the amount over which we will waive the maintenance fee.

INSURANCE CHARGE:

Currently 0.50% on an annual basis. We reserve the right to increase this fee, but it will not exceed 1.60% on an annual basis.

APPLICATION

FOR A GROUP VARIABLE DEFERRED ANNUITY CONTRACT (“Continued”)

The above named Proposed Owner, located in the state named above, hereby applies for the group annuity noted above, with the features stated herein. This annuity is being applied for to make such annuity coverage available to those eligible members of the group described herein who: (1) meet the underwriting criteria of Prudential Retirement Insurance and Annuity Company (the “Company”) for such coverage; (2) who pay the Purchase Payment required by the Company for such coverage; and (3) who take the steps required by the Company’s underwriting rules and under the contract applied for to effectuate such coverage. The Proposed Owner understands that the contract, if issued, is issued in consideration of this application, and that coverage afforded to any member of the group, if so afforded, will be issued in consideration of the Purchase Payment to be paid for such coverage.

This application is made part of the contract, if issued. No part of this application may be contested by the Company.

Signed this              day of                     ,             .

For Wells Fargo Bank, N.A., acting as Trustee for the Proposed Owner, Prudential Retirement Insurance and Annuity Company Trust

Signature

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Title of Officer